EXHIBIT 99.1

Blue Hat Announces Financial Results for Second Quarter and First Half of 2022, Highlighted by 78.2% Decrease in Revenues to $2.0 Million for First Half 2022

Xiamen, China – December 30, 2022: Blue Hat Interactive Entertainment Technology (“Blue Hat” or the “Company”) (NASDAQ: BHAT), a leading communication services and Internet Data Center (“IDC”) business provider and developer, and an operator of mobile games and augmented reality (“AR”) education curricula and products in China, today announced its unaudited financial results for the three months ended June 30, 2022 (“Second Quarter 2022”) and six months ended June 30, 2022 (“First Half 2022”).

Second Quarter 2022 and First Half 2022 Financial Highlights

●	Second Quarter 2022 total revenues of US $1.7 million, compared to US $5.9 million in the prior-year period, decreased due to that overall economic environment has worsened in China with Covid-19 outbreak and related lockdown in various cities in China in 2022.

●	Second Quarter 2022 gross profit of US $1.0 million, a decrease of 76.5% from US $4.3 million in the prior-year period.

●	Second Quarter 2022 loss from operations of US $3.3 million, a decrease of 295.0% from income from operations of US $1.7 million in the prior-year period.

●	Second Quarter 2022 net loss from continuing operations of US $3.4 million, compared to net income from continuing operations of US $0.7 million in the prior-year period, as a result of increased expenses and decreased revenue.

●	First Half 2022 total revenues of US $2.0 million, compared to US $9.2 million in the prior-year period.

●	First Half 2022 gross profit of US $1.2 million, a decrease of 81.4% from US $6.3 million in the prior-year period.

●	First Half 2022 loss from operations of US $6.0 million, a decrease of 483.3% from income from operations of US $1.6 million in the prior-year period.

●	First Half 2022 net loss from continuing operations of US $6.2 million, a decrease of US $6.24 million from net income from continuing operations of US $0.04 million in the prior-year period.

●	US $0.3 million in cash and cash equivalents as of June 30, 2022.

Management Commentary

The COVID-19 outbreak since early 2020 has had a negative impact on the global economy and our financial performance has been negatively impacted. In particular, the impact on the Company’s operations in first half of fiscal year 2022 has been considerable. Mr. Xiaodong Chen, CEO of Blue Hat, stated, “In order to cope with the current situation of the economy environment, some adjustments have been made to the Company’s business, and the Company has suspended or reduced the AR Immersive Course (ARIC), game and communication business, which were severely affected by the COVID-19 pandemic. The Company has increased the commodity supply chain commodity trading platform project and increased the breadth of the Company’s business. At the same time, the Company has increased the investment and development of some new projects such as new energy graphene, which will provide some foundation for the future development of the Company, to grow the Company steadily and maximize shareholder value.”

Recent Operating Highlights

•	On July 12, 2022, Blue Hat was offering 1,000,000 ordinary shares, par value $0.01 per share (referred to hereinafter as the “ordinary shares”) in this offering at a price of $3.60 per share directly to certain investors, under the Company’s effective shelf registration statement. Blue Hat has not retained a broker, dealer, underwriter or placement agent with respect to this offering and therefore are not paying any underwriting discounts or commissions. The total expenses of this offering is approximately $3.6 million.

•	On August 30, 2022, Fujian Blue Hat Interactive Entertainment Technology Ltd. (“Fujian Blue Hat”), a wholly-owned subsidiary of the Company, entered into an agreement with Xiamen Traveler Network Technology Co., LTD. (“Traveler Network”), a leading game distributor, to distribute the Company’s proprietary games “Cute Monopoly” and “Cute Game Box” worldwide. Fujian Blue Hat. signed a joint operating agreement with the Travelers Network.

•	On September 20, 2022, Fujian Blue Hat signed a Memorandum of Understanding with Bigg World Pet Ltd. (“Bigg”), a Singapore company, on September 20, 2022. It reached an agreement on becoming the general agent for the development and operation of business strategy games such as Monopoly and Game Box in Southeast Asia.

•	On November 25, 2022, Blue Hat acquired 100% equity interest of Xiamen Shengruihao Technology Co., Ltd which mainly provides product supply chain services and integrated enterprise services.

Second Quarter 2022 Results

Total revenues were US $1.7 million for the Second Quarter of 2022, a decrease of US $4.2 million, or 71.1%, compared to US $5.9 million in the prior-year period. It was due to the worsened overall economic environment in China with Covid-19 outbreak and related lockdown in various cities in China in 2022.

Revenues from sales of interactive toys (animation series) were nil for the Second Quarter of 2022, compared to US $16,061 in the prior-year period.

Revenues from sales of interactive toys (game series) were US $18,283 for the Second Quarter of 2022, a decrease of 99.2% from US $2.4 million in the prior-year period.

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Revenues from mobile games decreased to US $1.0 million for the Second Quarter of 2022, from US $3.4 million in the prior-year period.

Revenues from AR education, previously included under interactive toys (animation series), were nil in Second Quarter of 2022, which was due to Covid-19 outbreak.

Revenues from information service were US $0.7 million for the Second Quarter of 2022, compared to nil in the prior-year period. This is new business in the Third Quarter of 2021.

Gross profit decreased 76.5% to US $1.0 million for the Second Quarter of 2022 from US $4.3 million in the prior-year period. Gross margin was 59.1% for the Second Quarter of 2022 compared to 72.7% in the prior-year period. The decrease was due to the fact that promotion reduced product price and reduced mobile game revenue.

Total operating expenses increased by US $1.7 million for the Second Quarter of 2022, from US $2.6 million in the prior-year period, to US $4.3 million, as a result of increased expenses related to bad debt provision, rental fee and increased R&D expenses related to the development of new mobile games.

Loss/Income from operations decreased 295.0% to loss from operations of US $3.3 million for the Second Quarter of 2022, from income from operations of US $1.7 million in the prior-year period.

Net loss/income was US $3.4 million for the Second Quarter of 2022, compared to net income US $0.7 million in the prior-year period. The decrease was primarily driven by the increase in operating expenses described above and a decrease in revenue.

Basic loss per share from continuing operations were US $0.51 for the Second Quarter of 2022, compared to basic earnings per share from continuing operations of US $0.01 for the prior-year period.

Diluted loss per share from continuing operations were US $0.44 for the Second Quarter of 2022, compared to diluted earnings per share from continuing operations of US $0.01 for the prior-year period.

First Half 2022 Results

Total revenues were US $2.0 million for the First Half of 2022, a decrease of US $7.2 million, or 78.2%, compared to US $9.2 million in the prior-year period. It was due to the worsened overall economic environment in China with Covid-19 outbreak and related lockdown in various cities in China in 2022.

Revenues from sales of interactive toys (animation series) were US $7,146 for the First Half of 2022, compared to US $16,441 in the prior-year period.

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Revenues from sales of interactive toys (game series) were US $0.1 million for the First Half of 2022, compared to US $3.1 million in the prior-year period.

Revenues from mobile games were US $1.2 million for the First Half of 2022, compared to US $5.8 million in the prior-year period.

Revenues from AR education, were US $498 for the First Half of 2022, compared to US $0.2 million in the prior-year period.

Gross profit decreased 81.4% to US $1.2 million for the First Half of 2022, from US $6.3 million in the prior-year period.

Total gross margin was 58.9% for the First Half of 2022, compared to 69.1% in the prior-year period.

Total operating expenses increased to US $7.2 million for the First Half of 2022, from US $4.8 million in the prior-year period, primarily as a result of increased expenses as described above in the Second Quarter 2022 Results.

Loss/Income from operations decreased 483.3% to loss from operations US $7.6 million for the First Half of 2022, from income from operations US $1.6 million in the prior-year period.

Net loss/income decreased US $6.24 million to net loss US $6.2 million for the First Half of 2022, from US $43,382 in the prior-year period.

Basic loss per share from continuing operation were US $0.87 for the First Half of 2022, compared to Basic earnings per share from continuing operations of US $0.01 in the prior-year period.

Diluted loss per share from continuing operations were US $0.75 for the First Half of 2022, compared to diluted earnings per share from continuing operations of US $0.01 in the prior-year period.

Balance Sheet Highlights

As of June 30, 2022, Blue Hat had cash and cash equivalents of US $0.3 million, working capital of negative US $0.63 million and total shareholders’ equity (excluding the non controlling interest) of US $10.2 million, compared to cash and cash equivalents of US $0.14 million, working capital of US $3.4 million and total shareholders’ equity (excluding the non controlling interest) of US $15.2 million, respectively, as of December 31, 2021. It was due to decreased revenues.

During the First Half of 2022, the Company completed private placements primarily with five companies to pay for technical and consulting services by 21.4 million restrictive ordinary shares.

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The Company announced effect its 1-for-10 Reverse Stock Split on May 26, 2022.

About Blue Hat

Blue Hat is a leading communication services and IDC business provider as well as a producer, developer and operator of AR interactive entertainment games, toys and educational materials in China. Distinguished by its own proprietary technology, Blue Hat aims to create an engaging, interactive and immersive community for its users. For more information, please visit the Company’s investor relations website at http://ir.bluehatgroup.com. The Company routinely provides important information on its website.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company’s SEC filings. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in its forward-looking statements.

Contacts:

Blue Hat Interactive Entertainment Technology
Phone: +86 (592) 228-0010
Email: ir@bluehatgroup.net

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BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Three Months Ended June 30,
	2022	2021
Revenues	$1,690,838	$5,855,329
Cost of revenue	690,962	1,597,044
Gross profit	999,876	4,258,285

Operating expenses:
Selling	303,969	910,382
General and administrative	2,287,602	724,439
Research and development	1,701,532	934,412
Total operating expenses	4,293,103	2,569,233

(Loss) Income from operations	(3,293,227)	1,689,052

Other income (expense)
Interest income	191	134,612
Interest expense	(92,005)	(97,799)
Other finance expenses	(1,306)	(38,061)
Other expense, net	(6,763)	(585,768)
Total other (expense), net	(99,883)	(587,016)

Income (loss) before from Continuing Operations before income taxes	(3,393,110)	1,102,036
Provision for income taxes	45,289	412,349
Net (loss) income from Continuing Operations	(3,438,399)	689,687

Discontinued Operations
Loss from discontinued operations	—	(539,069)

NET (LOSS) INCOME	(3,438,399)	150,618

Other comprehensive income (loss)
Net (loss) income from continued operations	(3,438,399)	689,687
Foreign currency translation adjustment - continued operations	(1,077,468)	1,667,618
Comprehensive (loss) income - continued operations	$(4,515,867)	$2,357,305

Net (loss) from discontinued operations	—	(539,069)
Foreign currency translation adjustment - discontinued operations	—	9,341
Comprehensive (loss) income - discontinued operations	—	(529,728)
Comprehensive (Loss) Income	(4,515,867)	1,827,577
Less: Comprehensive (loss) income attributable to non-controlling interests	(372,736)	221,402
Comprehensive (loss) income attributable to Blue Hat Interactive Entertainment shareholders	(4,143,131)	1,606,175

Weighted average number of ordinary shares
Basic	6,021,612	47,384,286
Diluted	6,947,050	52,628,146

Basic (Loss) Earnings per share
Basic (loss) earnings per share from continuing operation	$(0.51)	$0.01
Basic loss per share from discontinued operation	—	$(0.01)
Diluted (Loss) Earnings per share
Diluted (loss) earnings per share from continuing operation	$(0.44)	$0.01
Diluted loss per share from discontinued operation	—	$(0.01)

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BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Six Months Ended June 30,
	2022	2021
Revenues	$1,992,950	$9,150,319
Cost of revenue	818,444	2,826,266
Gross profit	1,174,506	6,324,053

Operating expenses:
Selling	441,198	1,422,075
General and administrative	4,393,581	1,965,577
Research and development	2,342,426	1,370,358
Total operating expenses	7,177,205	4,758,010

(Loss) Income from operations	(6,002,699)	1,566,043

Other income (expense)
Interest income	200	134,703
Interest expense	(116,989)	(235,416)
Other finance expenses	(6,409)	(70,828)
Other income (expense), net	5,723	(604,562)
Total other (expense), net	(117,475)	(776,103)

Income before (loss) income taxes	(6,120,174)	789,940
Provision for income taxes	45,289	746,558
Net (loss) income from Continuing Operations	(6,165,463)	43,382

Discontinued Operations
Income from discontinued operations		1,337,734

NET (LOSS) INCOME	(6,165,463)	1,381,116

Other comprehensive income (loss)
Net (loss) income from continued operations	(6,165,463)	43,382
Foreign currency translation adjustment - continued operations	(967,968)	1,562,700
Comprehensive (loss) income - continued operations	$(7,133,431)	$1,606,082

Net income from discontinued operations	—	1,337,734
Foreign currency translation adjustment - discontinued operations	—	(251,917)
Comprehensive income - discontinued operations	—	1,085,817
Comprehensive (Loss) Income	(7,133,431)	2,691,899
Less: Comprehensive (loss) income attributable to non-controlling interests	(922,670)	748,596
Comprehensive (loss) income attributable to Blue Hat Interactive Entertainment shareholders	(6,210,761)	1,943,303

Weighted average number of ordinary shares
Basic	6,021,612	47,384,286
Diluted	6,947,050	52,628,146

Basic (Loss) Earnings per share
Basic loss per share from continuing operation	$(0.87)	$(0.01)
Basic earnings per share from discontinued operation	—	$0.03
Diluted Earnings (Loss) per share
Diluted loss per share from continuing operation	$(0.75)	$(0.01)
Diluted earnings per share from discontinued operation	—	$0.03

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BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
ASSETS	2022	2021
Current assets:
Cash and cash equivalents	$343,832	$135,562
Accounts receivable, net	13,943,929	16,679,694
Other receivables, net	1,233,575	2,976,482
Other receivables - related party	1,484,039	—
Inventories	25,441	108,623
Prepayments, net	1,267,261	1,803,783
Total current assets	18,298,077	21,704,144

Property and equipment, net	4,001,152	4,149,145

Other assets:
Prepayments	1,723,221	1,704,812
Operating lease, right-of-use asset	89,930	155,223
Intangible assets, net	5,698,303	6,916,107
Long-term investments	1,788,003	1,882,146
Total other assets	9,299,457	10,658,288
Total assets	$31,598,686	$36,511,577

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans - banks	$1,309,553	$860,915
Accounts payable	1,153,160	959,198
Other payables and accrued liabilities	11,759,511	11,389,737
Other payables - related party	172,239	186,503
Operating lease liabilities - current	50,316	97,054
Customer deposits	2,691,914	1,500,677
Taxes payable	1,789,883	3,287,640
Total current liabilities	18,926,576	18,281,724

Other liabilities:
Operating lease liability	42,040	62,057
Long term payable -related party	857,788	—
Long-term loans - third party	—	517,590
Total other liabilities	899,828	579,647
Total liabilities	19,826,404	18,861,371

COMMITMENTS AND CONTINGENCIES
Shareholders’ equity
Ordinary shares, $0.01 par value, 500,000,000 shares authorized, 7,570,256 shares issued and outstanding as of June30, 2022, and 5,382,383 shares issued and outstanding as of December 31, 2021	75,703	53,824
Additional paid-in capital	37,515,619	36,281,992
Statutory reserves	2,143,252	2,143,252
Retained earnings	(30,991,334)	(25,748,542)
Accumulated other comprehensive income	1,491,288	2,459,256
Total Blue Hat Interactive Entertainment Technology shareholders’ equity	10,234,528	15,189,782
Non-controlling interests	1,537,754	2,460,424
Total equity	11,772,282	17,650,206
Total liabilities and shareholders’ equity	$31,598,686	$36,511,577

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